

September 14, 2022

Kirsten Spears
Chief Financial Officer
Broadcom Inc.
1320 Ridder Park Drive
San Jose, CA 95131

> **Re: Broadcom Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2021**
> **Response Dated August 24, 2022**
> **File No. 001-38449**

Dear Ms. Spears:

We have reviewed your August 24, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2022 letter.

Response Dated August 24, 2022

Risk Factors, page 13

1.   We note your response to prior comment one regarding transition risks related to climate change. Please clearly describe the specific transition risks you have considered, including those identified in our comment, and provide additional detail regarding their material effects, along with support for your determination of materiality for purposes of disclosure.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

2.   As your response to comment three does not provide all of the requested information, it is reissued in part. Please include the quantification requested with regards to the cost of insurance on an aggregate basis for each of the periods covered by your Form 10-K.

 Please contact Erin Donahue at 202-551-6063 or Sergio Chinos at 202-551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing